October 30, 2019

VIA EDGAR TRANSMISSION

Mr. Jeff Long
Ms. Rebecca Marquigny
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-0506

Re: Paradigm Funds, File No. 333-234012

Dear Mr. Long and Ms. Marquigny:

On September 30, 2019, the Registrant filed a registration statement under Form N-14 (the “Registration Statement”) pursuant to the Securities Act of 1933 (the “Securities Act”). On October 21, 2019, Mr. Long provided comments to the Registration Statement to me by phone. On October 24, 2019, Ms. Marquigny did the same. Below, please find a summary of both of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise noted, capitalized terms used herein have the same meaning ascribed to them in the Registration Statement.

Accounting Comments

Comment A: Please confirm in correspondence that that there will not be any portfolio repositioning as a result of the Reorganization and, therefore, no portfolio sales or repositioning costs.

Response: The Registrant advises the Staff that, as disclosed on page 19 of the Prospectus and in Note 4 to the Unaudited Pro Forma Financial Statements, all costs relating to the Reorganization will be borne by the Adviser, which includes any costs related to the repositioning of investments, if any. Therefore, no repositioning costs will be paid by either the Target Fund or the Survivor Fund. The Adviser anticipates that any brokerage costs paid by the Adviser related to the repositioning of investments will be de minimis, if any. Disclosure to this effect will be included in the amended Registration Statement.

Comment B: In the paragraph under the heading “Federal Income Taxes” on pages 18-19 of the Prospectus, there is no discussion of capital loss carryforwards. Please confirm that the Reorganization will not have any impact on the use of capital loss carryforwards. If there are capital loss carryforwards, please disclose any limitations to their use after the Reorganization.

Mr. Jeff Long
Ms. Rebecca Marquigny
October 30, 2019

Response: The Registrant confirms that the Reorganization will not have any impact on the use of capital loss carryforwards.

Comment C: Please revise the heading to the Pro Forma Statement of Operations on page SAI-5 to state “For the Twelve-Month Period Ended June 30, 2019 (Unaudited).”

Response: The Registrant will revise the heading accordingly.

Comment D: In the Pro Forma Combined Schedule of Investments beginning on page SAI-6, please place a checkmark next to any security that needs to be sold after the Reorganization because it does not comply with the investment guidelines or restrictions of the Survivor Fund.

Response: The Registrant advises the Staff that no security will need to be sold after the Reorganization in order to comply with the investment guidelines or restrictions of the Survivor Fund.

Legal Comments

Comment 1: On the facing page, please identify the title of securities being registered as shares of the Paradigm Micro-Cap Fund.

Response: The Registrant will amend the facing page accordingly.

Comment 2: Please explain in correspondence the basis upon which the Board determined there was no obligation to seek a shareholder vote for the proposed reorganization.

Response: The Board has determined that the Reorganization meets the requirements of Rule 17a-8 under the Investment Company Act of 1940, as amended (the “1940 Act”). Rule 17a-8 permits a merger to take place without a shareholder vote so long as the two funds are affiliates, the merger is in the best interest of the target fund, and will not dilute the interests of the target fund’s shareholders, the investment policies and advisory agreements of the funds are not materially different, and the distribution fees are not any greater for the surviving fund than were in place for the target fund. As noted in the Final Rule Release (Release No. IC-25666), Rule 17a-8 is “designed to reduce burdens on investment companies by eliminating the need to obtain Commission approval for mergers that present little risk of overreaching.” Reliance on Rule 17a-8 also “preserve[s] important values embodied in the [1940 Act] while reducing the need for a fund to incur the expense of soliciting proxies when the merger may not raise significant issues for shareholders.” Id. The Reorganization meets each of these requirements.

Mr. Jeff Long
Ms. Rebecca Marquigny
October 30, 2019

Comment 3: On the back cover (or at the beginning of the Prospectus), please identify the exchange upon which the Survivor Fund’s securities will be listed.

Response: The Survivor Fund is a mutual fund and will not be listed on an exchange.

Comment 4: The final bullet point on page 4 of the Prospectus states that “[t]here is no overlap in positions between the Funds[.]” If the Survivor Fund will maintain the majority of the Target Fund’s holdings without significant repositioning, then please state so directly. If that is not the case, please disclose any significant repositioning that is anticipated. Please disclose the percentage of assets to be sold, the costs of selling them and, if applicable, any corresponding tax impact that the repositioning will have on the Survivor Fund. Please note that these disclosures should be repeated wherever there is any statement about the anticipated repositioning of the Fund’s holdings.

Response: The Registrant has amended its disclosures to state the following:

The factors considered by the Board with regard to the Reorganization include, but are not limited to, the following:

  The Combined Fund has greater potential for long-term viability than either the Target Fund or the Survivor Fund without the Reorganization;
  The Reorganization is expected to increase the Combined Fund’s prospects for attracting assets, which would achieve certain operating efficiencies in the future as a result of the Combined Fund’s larger net asset size;
  The Reorganization is not expected to result in any tax consequence to Target Fund shareholders;
  The Funds and their shareholders will not bear any of the costs of the Reorganization; ~~and~~
  There is less than 10% overlap ~~no overlap~~ in positions between the Funds on a combined basis. The Survivor Fund will maintain the Target Fund’s holdings with minimal, if any repositioning; and
  The Target Fund shareholders will receive Survivor Fund shares with the same aggregate net asset value as their Target Fund shares.

Comment 5: Please note that a “form of” tax opinion is insufficient. Please file the actual tax opinion once it has been obtained.

Response: The Registrant will file the signed tax opinion once it has been obtained.

Mr. Jeff Long
Ms. Rebecca Marquigny
October 30, 2019

Comment 6: In the principal investment strategy disclosures on page 5 of the Prospectus, please provide disclosures that correspond with the disclosure of “Portfolio Turnover Risk.” Please include specific disclosure regarding the portfolio turnover of the Survivor Fund.

Response: The Registrant has amended its disclosures to state the following:

The Survivor Fund may be overweight in certain sectors at various times. The Advisor actively manages the Fund and sells stocks ~~Stocks are sold~~ when they have realized the value anticipated by the Advisor or if new investment opportunities with higher expected returns are ~~acquired~~ identified. This may result in portfolio turnover, which could lead to higher transactional and brokerage costs. The portfolio turnover rate of the Survivor Fund for the last fiscal year was 111.47%.

Comment 7: Please clarify how the paragraph immediately following the fundamental investment limitations identified on pages 10-11 of the Prospectus applies to the Reorganization. Specifically, will the Survivor Fund be required to engage in significant repositioning pursuant to this provision? If so, please provide the supplemental disclosures referenced in Comment 4.

Response: The Registrant refers to its response to Comment 4 and has amended its disclosures to state the following:

Notwithstanding any of the foregoing limitations, any investment company, whether organized as a trust, association or corporation, or a personal holding company, may be merged or consolidated with or acquired by the Trust, provided that if such merger, consolidation or acquisition results in an investment in the securities of any issuer prohibited by said paragraphs, the Trust shall, within ninety days after the consummation of such merger, consolidation or acquisition, dispose of all of the securities of such issuer so acquired or such portion thereof as shall bring the total investment therein within the limitations imposed by said paragraphs above as of the date of consummation. Only minimal, if any, disposal or repositioning of securities is anticipated as a result of the Reorganization.

Comment 8: The disclosure on page 18 of the Prospectus under the heading “Reasons for the Reorganization” broadly mentions the Surviving Fund’s long-term viability and potential economies of scale. This disclosure is not adequately specific. Please provide a more detailed explanation of the Board’s specific consideration for this Reorganization, including any negative considerations that it discussed.

Response: The Registrant has amended its disclosures to state the following:

Mr. Jeff Long Ms. Rebecca Marquigny October 30, 2019 Page 5

In the course of their discussions, the Trustees considered a variety of information, including that the Combined Fund has greater potential for long-term viability than either the Target Fund or the Survivor Fund without the Reorganization. They discussed that the Reorganization is expected to increase the Combined Fund’s prospects for attracting assets, which would achieve certain operating efficiencies in the future as a result of the Combined Fund’s larger net asset size. They observed that the two Funds had an identical investment objective, similar investment strategies and identical fundamental and non-fundamental investment limitations. They noted that the cost of the proposed merger would be paid by Paradigm, and that the merger was not expected to result in a taxable event for shareholders. The Trustees considered the financial strength, investment experience and resources of Paradigm and that it was reasonably expected to continue to provide high quality investment services and personnel to the Survivor Fund for the foreseeable future. The Trustees noted the absence of any material differences in the rights of the either Fund’s shareholders. They reviewed the terms and conditions of the Plan.

The Trustees discussed the Advisor’s memorandum, noted the following negative considerations: (i) that ~~although~~ the Target Fund has performed well and (ii) that the Target Fund had no 80% investment policy like the Survivor Fund. The Advisor believes the Survivor Fund offers better opportunities for shareholders than the Target Fund over the long-term because of the smaller size of the Target Fund (only $9.3 million). The Board observed that the Combined Fund may achieve certain operating efficiencies in the future from its larger net asset size and, as a result of economies of scale, may have a future lower ratio of expenses to average net assets than that of the Target Fund prior to the Reorganization. The Board considered liquidation of the Target Fund or the continued operation of the Target Fund as alternatives to the Reorganization. The Board determined that the proposed Reorganization was preferable to shareholder than liquidation of the Target Fund’s assets.

After further discussion, the Board concluded that the merger of the Target Fund into the Survivor Fund was in the best interests of each Fund, as well as each Fund’s respective shareholders, and that Target Fund’s shareholders would not have their interests diluted as a result of the merger. The approval determinations were made on the basis of each Board member’s business judgment after consideration of all of the factors taken as a whole, though individual Board members may have placed different weight on various factors and assigned different degrees of materiality to various conclusions.

Mr. Jeff Long
Ms. Rebecca Marquigny
October 30, 2019

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours, /s/ Philip B. Sineneng Philip B. Sineneng

cc: JoAnn M. Strasser